January 10, 2025

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
1300 Post Oak Blvd., Suite 450
Houston, Texas 77056

       Re: Flowco Holdings Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed January 7, 2025
           File No. 333-283663
Dear Joseph R. Edwards:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
Use of Proceeds, page 66

1. We note your disclosure here and throughout the filing that net proceeds will be used to repay indebtedness, redeem Flowco LLC interests and for general corporate purposes. Based on the pro forma balance sheet on page 76 it appears that the net proceeds were used entirely for repaying indebtedness and purchasing the LLC interests with no remaining proceeds for general corporate purposes. Please advise or revise.
Capitalization, page 67

2. You disclose the number of Class A and Class B shares outstanding, as adjusted are
       22,033,981 and 65,879,237, respectively, which is not consistent with the number of shares noted in the Offering disclosures on page 20. Please revise or advise.
 January 10, 2025
Page 2

Unaudited Pro Forma Condensed Consolidated Financial Information
Pro forma adjustments to the condensed consolidated balance sheet, page 81

3. You state that adjustment (5) reflects the issuance of 22,007,588 shares of Class A common stock as consideration for the Blocker Mergers. However, based on your disclosures on page 15, it appears that 4,207,588 shares of Class A common stock were issued for the mergers of the Blocker Companies and 17,800,000 shares will be issued in this offering. Please revise to clarify the description of this adjustment or advise.
Pro forma adjustments to the condensed consolidated statement of operations, page 84

4. We note adjustment (5) reflects the incremental compensation for existing profit units that will vest as well as RSUs that you expect to issue in connection with the offering.
       Please revise to disclose how the adjustment amounts were derived as well as what the vesting and other pertinent terms of the RSUs will be.
        Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   John Stribling